April 10, 2018

VIA EDGAR

Ms. Christina Chalk

Senior Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cadus Corporation

PRER14A filed April 4, 2018 by Cadus Corporation

Amendment No. 2 to Schedule 13E-3

Filed April 4, 2018 by Cadus Corporation et al.

File No. 005-46485

Dear Ms. Chalk:

I am writing on behalf of Cadus Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated April 6, 2018 (the “Comment Letter”) with respect to the above-referenced Amendment No. 2 to Rule 13e-3 Transaction Statement under Section 13(E) of the Exchange Act, as filed with the Commission on April 4, 2018 (as amended, the “Schedule 13E-3”), and the related Amendment No. 2 to preliminary proxy statement under Regulation 14A of the Exchange Act, as filed with the Commission on April 4, 2018 (as amended the “Proxy Statement”).

This letter, together with Amendment No. 3 to the Proxy Statement (the “Proxy Statement Amendment”) and Amendment No. 3 to the Schedule 13E-3 (the “Schedule 13E-3 Amendment”), are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings given to them in the Proxy Statement Amendment.

Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

April 10, 2018

Schedule 13E-3

Exhibit 99.(A)(1)

Summary, page 1

1.	We note your revised disclosures on pages 31-34 in response to prior comment 1 and reissue the prior comment in part. Please revise appropriate sections of the Summary to highlight the favorable tax benefits that will accrue to the Purchaser Group and the value of these tax benefits relative to the total amount that the Purchaser Group will need to pay in order to acquire all unaffiliated shares through the merger. Also, revise the Summary disclosure on page 5 to highlight that Alvarez & Marsal did not use these tax benefits in valuing the company for purposes of rendering its fairness opinion.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 5 and 37 of the Proxy Statement Amendment.

Position of the Purchaser Group as to the Fairness of the Merger, page 32

2.	We note your revised disclosure on page 32 indicating that the value of the tax benefits impacted the Purchaser Group’s decision to increase its offer price. Please refer to Regulation M-A, Item 1013(d) and revise the disclosure on page 32 to quantify the value that the Purchaser Group attributes to the NOLs. In this regard, we note that the proxy does not indicate whether the Purchaser Group agrees with the $6.3 valuation that Alvarez & Marsal derived for information purposes. With reference to Item 1015(a), please also affirmatively state whether or not the Purchaser Group received any report, opinion, or appraisal from an outside party materially related to the transaction, including with respect to the tax benefits flowing to the Purchaser Group.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 32 of the Proxy Statement Amendment.

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Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com

Securities and Exchange Commission

April 10, 2018

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212) 735-8600.

Sincerely,

/s/ Zachary Jacobs

Zachary Jacobs

cc:	Matthew Manuelian (Morrison Cohen LLP)

Salomon Sassoon (Morrison Cohen LLP)

Corby J. Baumann (Thompson Hine LLP)

Todd E. Mason (Thompson Hine LLP)

Third Avenue, New York, NY 10022-4784 ∙ p:212.735.8600 ∙ f:212.735.8708 ∙ www.morrisoncohen.com